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                              December 17, 2020

       Leandro Iglesias
       Chief Executive Officer
       iQSTEL Inc
       300 Aragon Avenue, Suite 375
       Coral Gables, FL 33134

                                                        Re: iQSTEL Inc
                                                            Post-Effective
Amendment No. 2 to Form 1-A
                                                            Filed December 3,
2020
                                                            File No. 024-10950

       Dear Mr. Iglesias:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Effective Amendment No. 2 to Form 1-A

       General

   1. We note the securities being offered are subject to a 20% discount established at qualification for the
duration of the offering. Please provide details regarding the conditions under which
the discount will be offered, how it will be disclosed to investors, and its effect on the
proceeds from the offering.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Leandro Iglesias
iQSTEL Inc
December 17, 2020
Page 2

       Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel,
Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameLeandro Iglesias
                                                          Division of
Corporation Finance
Comapany NameiQSTEL Inc
                                                          Office of Technology
December 17, 2020 Page 2
cc:       Scott Doney
FirstName LastName